

Cory Stonebrook
March 29 at 4:53 PM · 👥 · · ·

We're making our first feature film called Ghost in Indiana! It's a supernatural, romantic dramedy exploring grief and loss..... with a little ghost possession 👻 We're currently in the "testing the waters" phase on Wefunder to gauge investor interest in an offering under regulation crowd funding. At this moment you can make a non-binding reservation if you have interest in supporting our film! Link below!

(No money or other consideration is being solicited. If sent, it w... **See more**





WWW.WEFUNDER.COM/GHOSTININDIANAFILM
GHOST IN INDIANA
Cory Stonebrook
Screenwriter | Director | Actor
New York, New York, United States · Contact info
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Bowling Green State University

GHOST IN INDIANA
yeahyeahyeahfilms and 4 others
Columbus, Ohio
yeahyeahyeahfilms We're making our first feature film called Ghost in Indiana! It's a supernatural, romantic dramedy exploring grief and loss..... with a little ghost possession 👻 We're currently in the "testing the waters" phase on Wefunder to gauge investor interest in an offering under regulation crowd funding. At this moment you can make a non-binding reservation if you have interest in supporting our film! Link to our pitch in our bio!
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(No money or other consideration is being solicited. If sent, it will not be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)
2w
samgray Uhm...I'm OBSESSED with the pitch video, film plot, everything! 🤌
2w 3 likes Reply
Liked by tiffanytrainer and 148 others
March 29

Cory Stonebrook  · You
Screenwriter | Director | Actor
2w · 🌐

We're making our first feature film called Ghost in Indiana! It's a supernatural, romantic dramedy exploring grief and loss..... with a little ghost possession 👻

We're currently in the "testing the waters" phase on Wefunder to gauge investor interest in an offering under regulation crowd funding. At this moment you can make a non-binding reservation if you have interest in supporting our film! Link to our pitch below.
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.
.
(No money or other consideration is being solicited. If sent, it will not be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

https://lnkd.in/eZjHx8Jb

 **Invest in Ghost in Indiana : A supernatural, romantic dramedy exploring grief and loss... with a little gho...**
wefunder.com

LINKEDIN MESSAGES

Ghost in Indiana | Feature Film | Carla Gorosito Cox

Hi Carla!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss... with a little ghost possession.

I saw that you invested in The Absence of Violet and have an interest in supporting the arts and indie film. I wanted to introduce myself, as I thought you might have interest in our feature film campaign we launched this week.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, drop me your email, and I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Carla!

Best,
Cory Stonebrook

APR 2 Carla Gorosito Cox sent the following message at 9:17 PM

Carla Gorosito Cox   9:17 PM

Hi Cory, I'm interested in your project. Let me dive a bit deeper and then circle back. I absolutely support the film industry, especially on topics I find very compelling or exciting. Sci-fi is my type of thing, but my husband and I love horror movies and shows. Anyway, let me study your project and maybe discuss it next week?

Ghost in Indiana | Feature Film | Cary Serif

Hey Cary!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss... with a little ghost possession.

I wanted to introduce myself, as I thought you might have interest in our feature film campaign because we will be shooting it in Columbus, OH this coming November! My producers and collaborators live in Columbus and I live in NYC but grew up in Ohio so bringing film production to Ohio has always been a huge goal of ours.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, let me know and I can send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Cary!

Best,
Cory Stonebrook

Ghost in Indiana | Feature Film | Don Churchill

Hey Don!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss... with a little ghost possession.

I wanted to introduce myself, as I thought you might have interest in our feature film campaign because we will be shooting it in Columbus, OH this coming November! My producers and collaborators live in Columbus and I live in NYC but grew up in Ohio so bringing film production to Ohio has always been a huge goal of ours.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, let me know and I can send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Don!

Best,
Cory Stonebrook

Hey Douglas! Thanks for connecting!

I wanted to introduce myself, as I thought you might have interest in our feature film campaign.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, let me know and I can send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Douglas!

Best,
Cory Stonebrook

Ghost in Indiana | Feature Film | Paul Lovejoy

Hi Paul!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss... with a little ghost possession.

I saw that you invested in We Could Be Heroes and have an interest in supporting the arts and indie film. I wanted to introduce myself, as I thought you might have interest in our feature film campaign.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, drop me your email, and I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Paul!

Best,
Cory Stonebrook

Ghost in Indiana | Feature Film | Amado DeHoyos

Hi Amado!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss... with a little ghost possession.

I saw that you invested in Fade to Black and Legion M and have an interest in supporting the arts and indie film. I wanted to introduce myself, as I thought you might have interest in our feature film campaign as I see that you are also a filmmaker yourself!

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, drop me your email, and I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Amado!

Best,
Cory Stonebrook

Ghost in Indiana | Indie Feature Film | Michael Fleischner

Hi Michael,

My name is Cory Stonebrook, and I'm the screenwriter/co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss.

I came across your profile and saw you have immense experience producing film and I wanted to introduce myself, as I thought you might enjoy our project. I also watched your Tedx talk which was excellent!

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, please drop me your email, and I'll send more info about our film/ we can set up a video call to chat more! Thanks Michael!

Best,
Cory Stonebrook

Ghost in Indiana | Feature Film | Kim Leftwich

Hi Kim!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss... with a little bit of ghost possession.

I saw that you invested in Seance, the fantastic feature film by Vivian Kerr. I wrote Kerr's short film Julian, have worked with her several times and I am such an immense fan of her and her work. I wanted to introduce myself, as I thought you might have interest in our feature film campaign.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, please drop me your email, and I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Kim!

Best,
Cory Stonebrook

Ghost in Indiana | Feature Film | Tom Rhodes

Hi Tom!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss... with a bit of ghost possession.

I saw that you invested in Seance, the fantastic feature film by Vivian Kerr. I wrote Kerr's short film Julian, have worked with her several times and I am such an immense fan of her and her work. I wanted to introduce myself, as I thought you might have interest in our feature film campaign.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, please drop me your email, and I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Tom!

Ghost in Indiana | Feature Film | Shaunya Boddie

Hi Shaunya!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss... with a bit of ghost possession.

I saw that you invested in Seance, the fantastic feature film by Vivian Kerr. I wrote Kerr's short film Julian, have worked with her several times and I am such an immense fan of her and her work. I wanted to introduce myself, as I thought you might have interest in our feature film campaign we launched this week since you are a creative and filmmaker yourself.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, please drop me your email, and I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Shaunya!

Best,
Cory Stonebrook

Ghost in Indiana | Feature Film | Alan Weiss

Hi Alan!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss... with a bit of ghost possession.

I saw that you invested in Seance, the fantastic feature film by Vivian Kerr. I wrote Kerr's short film Julian, have worked with her several times and I am such an immense fan of her and her work. I wanted to introduce myself, as I thought you might have interest in our feature film campaign we launched this week.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, please drop me your email, and I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Alan!

Best,
Cory Stonebrook

Ghost in Indiana | Feature Film | Gerard Wrobel

Hi Gerard!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss... with a bit of ghost possession.

I saw that you invested in Seance, the fantastic feature film by Vivian Kerr. I wrote Kerr's short film Julian, have worked with her several times and I am such an immense fan of her and her work. I wanted to introduce myself, as I thought you might have interest in our feature film campaign we launched this week.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, please drop me your email, and I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Gerard!

Best,
Cory Stonebrook

Ghost in Indiana | Feature Film | Michael Beckley

Hi Michael!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss... with a little ghost possession.

I saw that you invested in Concessions and have an interest in supporting the arts and indie film. I wanted to introduce myself, as I thought you might have interest in our feature film campaign we launched recently which is also a nostalgic comedy in the same vein as Concessions.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, drop me your email, and I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Michael!

Best,
Cory Stonebrook

Ghost in Indiana | Feature Film | Chris K. Thomas

Hi Chris!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss... with a little ghost possession.

I saw that you invested in Katie's Mom and have an interest in supporting the arts and indie film. I also saw that you are a filmmaker yourself and I wanted to introduce myself, as I thought you might have interest in our feature film campaign we launched recently.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, drop me your email, and I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Chris!

Best,
Cory Stonebrook

Ghost in Indiana | Feature Film | Avrom Honig

Hi Avrom!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss... with a little ghost possession.

I saw that you invested in The Beta Test and My Dead Friend Zoe and have an interest in supporting the arts and indie film. I wanted to introduce myself, as I thought you might have interest in our feature film campaign we launched recently.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, drop me your email, and I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Avrom!

Ghost in Indiana | Feature Film | John Uehlin

Hi John!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss... with a little ghost possession.

I saw that you invested in The Absence of Violet and have an interest in supporting the arts and indie film. I wanted to introduce myself, as I thought you might have interest in our feature film campaign we launched recently.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, drop me your email, and I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks John!

Best,
Cory Stonebrook

Ghost in Indiana | Feature Film | Kevin Boldt

Hi Kevin!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss... with a little ghost possession.

I saw that you invested in The Absence of Violet and have an interest in supporting the arts and indie film. I wanted to introduce myself, as I thought you might have interest in our feature film campaign we launched recently.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, drop me your email, and I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Kevin!

Best,
Cory Stonebrook

Ghost in Indiana | Feature Film | Adrian Lord

Hi Adrian!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss... with a little ghost posession.

I saw that you are an executive producer and a filmmaker as well and you invested in Seance, the fantastic feature film by Vivian Kerr. I wrote Kerr's short film Julian and I am such an immense fan of her and her work. I wanted to introduce myself, as I thought you might have interest in our feature film campaign we launched this week.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, please drop me your email, and I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Adrian!

Best,
Cory Stonebrook

Ghost in Indiana | Feature Film | Michael Grissom II

Hi Michael!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss... with a little ghost possession.

I saw that you invested in Lancasters LLC and have a minor in film yourself! Nice to connect with another creative! I wanted to introduce myself, as I thought you might have interest in our feature film campaign we launched this week.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, drop me your email, and I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Michael!

Best,
Cory Stonebrook

Ghost in Indiana | Feature Film | Kenneth Stewart

Hi Kenneth!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss... with a little ghost possession.

I saw that you invested in Lancasters LLC and have an interest in supporting the arts and indie film. I also see you are an artist yourself! Your tie dye work is very impressive! I wanted to introduce myself, as I thought you might have interest in our feature film campaign we launched this week.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, drop me your email, and I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Kenneth!

Best,
Cory Stonebrook

Ghost in Indiana | Feature Film | Patrick Shea

Hi Patrick!

My name is Cory Stonebrook, I'm a BGSU alum and the screenwriter/ co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss... with a little ghost possession.

I saw that you are an angel investor and I thought I would introduce myself in case you have interest in our feature film campaign we launched this week.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, drop me your email, and I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Patrick! Go Falcons!

Best,
Cory Stonebrook

Ghost in Indiana | Indie Feature Film | Derek Kolterman

Hi Derek!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss.

I saw that you were a part of Seance, the fantastic feature film by Vivian Kerr. I wrote Kerr's short film Julian and I am such an immense fan of her and her work. I wanted to introduce myself, as I thought you might have interest in our feature film campaign we launched this week.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

Ghost in Indiana has genre elements, a category that has a strong track record at the box office. It is also a romantic comedy- a genre which has had a huge popularity surge on streaming platforms.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, please drop me your email, and I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Derek!

Best,
Cory Stonebrook

Ghost in Indiana | Indie Feature Film | Kathryn Tucker

Hi Kathryn,

My name is Cory Stonebrook, and I'm the screenwriter/co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss.

I came across your profile and saw you have immense experience producing indie film and I wanted to introduce myself, as I thought you might enjoy our project.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, please drop me your email, and I'll send more info about our film/ we can set up a video call to chat more! Thanks Kathryn!

Best,
Cory Stonebrook

Ghost in Indiana | Independent Film | Jason Cherubini

Hi Jason,

My name is Cory Stonebrook, and I'm the screenwriter/co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss.

I came across your profile and saw you have immense experience producing indie film and I wanted to introduce myself, as I thought you might enjoy our project.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, please drop me your email, and I'll send more info about our film/ we can set up a video call to chat more! Thanks Jason!

Ghost in Indiana | Leon Boone III

Hi Leon,

My name is Cory Stonebrook, and I'm the screenwriter/co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss.

I came across your profile on wefunder and saw you have an interest in indie film and I wanted to introduce myself, as I thought you might enjoy our project.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

Ghost in Indiana has genre elements, a category that has a strong track record at the box office. It is also a romantic comedy- a genre which has had a huge popularity surge on streaming platforms.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, please drop me your email, and I'll send more info about our film/ we can set up a video call to chat more! Thanks Leon!

Best,
Cory Stonebrook

Ghost in Indiana | Alexander Clarence McIntosh

Hi Alexander,

My name is Cory Stonebrook, and I'm the screenwriter/co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss.

I came across your profile on wefunder and saw you have an interest in indie film and I wanted to introduce myself, as I thought you might enjoy our project.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

Ghost in Indiana has genre elements, a category that has a strong track record at the box office. It is also a romantic comedy- a genre which has had a huge popularity surge on streaming platforms.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, please drop me your email, and I'll send more info about our film! Thanks Alexander!

Best,
Cory Stonebrook

Ghost in Indiana | Joe Lombardo

Hi Joe,

My name is Cory Stonebrook, and I'm the screenwriter/co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss.

I came across your profile on wefunder and saw you have an interest in indie film and I wanted to introduce myself, as I thought you might enjoy our project.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

Ghost in Indiana has genre elements, a category that has a strong track record at the box office. It is also a romantic comedy- a genre which has had a huge popularity surge on streaming platforms.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm
If any of this sounds interesting to you, please drop me your email, and I'll send more info about our film! Thanks Joe!

Cory Stonebrook March 18, 2026 at 12:07 PM

Ghost in Indiana | Feature Film Campaign

To: jbrosi@igchospitality.com

Hey Jeff!

I hope you are doing well! I'm sure you guys are incredibly busy opening Winnie's but it seems to be a hit and it looks incredible. Has such a great vibe.

As you know, I've been an actor for years and in the last several years I have moved into writing, directing and producing my own work with Tiffany and my partners Jordan Sommerlad and Lizzy Miller. I wanted to reach out to you as my partners and I embark on this exciting and challenging entrepreneurial journey: Our first feature film! I would love your support and professional business guidance.

We have proven ourselves in the art of filmmaking through festival awards (Our work has won Best Short Film, Best Drama Short Film, Best Ohio Film and Best Actress at top genre festivals) and industry respect (the *Ghost in Indiana* screenplay was chosen as a top 25 script out of 4,500 submissions at the Academy Award Qualifying Slamdance Film Festival's screenplay competition). However, we are fairly new to larger scale, full length feature funding.

This week we soft launch the WeFunder Campaign for the production of our film ***Ghost in Indiana***. This film will be shot entirely in Ohio where we were raised and developed our love of the visual arts. This kind of project will take investments of all sizes to reach this goal - one that we take very seriously and have a large stake in ourselves.

We are currently in our *Testing the Waters* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a **non-binding reservation** if interested.

No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any/all of the above is something you would like to pursue further, may we set up a face to face or video conference soon at your convenience? We'd love to hear your feedback on our campaign, business model, and overall first impressions.

Thank you, Jeff! We appreciate your expertise and input,

--

Best wishes,

Cory Stonebrook

Cory Stonebrook March 18, 2026 at 11:33 AM

Ghost in Indiana | Feature Film Campaign

To: Regi Strauss

Hey Reggggg!

I hope your renovation journey is going well! I can't wait to see this kitchen! I wanted to share our Wefunder pitch with you in case you have any rich friends or know any random Cleveland people who would be interested in supporting an indie film shot entirely in Ohio! (I've copied my email for others just so you see the info. It's very business-y lol)

I wanted to reach out to ask for your professional advice as we launch our campaign for our debut feature film *Ghost in Indiana*! As my partners and I embark on this exciting and challenging entrepreneurial journey, we find ourselves wishing to reach out for your support and business guidance.

We have proven ourselves in the art of filmmaking through festival awards (Our work has won Best Short Film, Best Drama Short Film, Best Ohio Film and Best Actress at top genre festivals) and industry respect (the Ghost in Indiana screenplay was chosen as a top 25 script out of 4,500 submissions at the Academy Award Qualifying Slamdance Film Festival's screenplay competition) however, we are fairly new to larger scale, full length feature funding.

This week we soft launch our WeFunder Campaign for the production of our film *Ghost in Indiana.* This film will be shot entirely in Ohio where we were raised and developed our love of the visual arts. This kind of project will take investments of all sizes to reach this goal - one that we take very seriously and have a large stake in ourselves.

We are currently in our *Testing the Waters* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a **non-binding reservation** if interested.

No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any/all of the above is something you would like to pursue further, may we set up a face to face or video conference soon at your convenience? We'd love to hear your feedback on our campaign, business model, and overall first impressions.

Thanks Reg!

--

Best wishes,

Cory Stonebrook



Cory Stonebrook

March 18, 2026 at 11:53 AM

Ghost in Indiana | Feature Film Campaign

To: Terence Tubridy

Hey Terence!!

I hope everything is going well! I know you guys have been busy opening Winnie's. It looks gorgeous and seems to be really busy since opening. I gotta take Tiff there on my day off to show her.

I wanted to reach out to you as my partners and I embark on this exciting and challenging entrepreneurial journey: Our first feature film! I would love your support and professional business guidance.

We have proven ourselves in the art of filmmaking through festival awards (Our work has won Best Short Film, Best Drama Short Film, Best Ohio Film and Best Actress at top genre festivals) and industry respect (the Ghost in Indiana screenplay was chosen as a top 25 script out of 4,500 submissions at the Academy Award Qualifying Slamdance Film Festival's screenplay competition). However, we are fairly new to larger scale, full length feature funding.

This week we soft launch the WeFunder Campaign for the production of our film ***Ghost in Indiana***. This film will be shot entirely in Ohio where we were raised and developed our love of the visual arts. This kind of project will take investments of all sizes to reach this goal - one that we take very seriously and have a large stake in ourselves.

We are currently in our *Testing the Waters* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a **non-binding reservation** if interested.

No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any/all of the above is something you would like to pursue further, may we set up a face to face or video conference soon at your convenience? We'd love to hear your feedback on our campaign, business model, and overall first impressions.

Thank you, Terence! We appreciate your expertise and input,

--

Best wishes,

Cory Stonebrook

Cory Stonebrook March 18, 2026 at 12:31 PM

Ghost in Indiana | Feature Film Campaign

To: marsharute@aol.com

Hey Marsha!

It's Cory Stonebrook from Big Noise Theatre! It's been so long! I hope you are doing well. A memory about Rent popped up on my facebook feed and I got very nostalgic of those days.

As you may know from social media, Tiff and I have transitioned into the film world in last decade since we have moved to NYC. We have been writing, directing and producing our own work with our production company Yeah Yeah Yeah Films. We have proven ourselves in the art of filmmaking through festival awards (Our work has won Best Short Film, Best Drama Short Film, Best Ohio Film and Best Actress at top genre festivals) and industry respect (the *Ghost in Indiana* screenplay was chosen as a top 25 script out of 4,500 submissions at the Academy Award Qualifying Slamdance Film Festival's screenplay competition). However, we are fairly new to larger scale, full length feature funding.

This week we soft launch the WeFunder Campaign for the production of our first feature film ***Ghost in Indiana***. This film will be shot entirely in Ohio where we were raised and developed our love of the visual arts. This kind of project will take investments of all sizes to reach this goal - one that we take very seriously and have a large stake in ourselves.

We are currently in our *Testing the Waters* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a **non-binding reservation** if interested.

No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any/all of the above is something you would like to pursue further, may we set up a video call at your convenience? You spent so many years keeping Big Noise going, we would love your expertise and advice.

Thanks Marsha! :)

--

Best wishes,

Cory Stonebrook

Cory Stonebrook
GHOST IN INDIANA | Feature Film Campaign
To: vwright@bgnet.bgsu.edu, Cc: Cory Stonebrook

March 17, 2026 at 2:47 PM
Details

Hey Van!

I hope this up and down weather is treating you ok! If I know you and Tracey, you've got Cali plans all lined up to soak up the sun. :)

I wanted to reach out to ask for your professional advice as we launch our campaign for our debut feature film *Ghost in Indiana*! As my partners and I embark on this exciting and challenging entrepreneurial journey, we find ourselves wishing to reach out for your support and business guidance.

We have proven ourselves in the art of filmmaking through festival awards (Our work has won Best Short Film, Best Drama Short Film, Best Ohio Film and Best Actress at top genre festivals) and industry respect (the Ghost in Indiana screenplay was chosen as a top 25 script out of 4,500 submissions at the Academy Award Qualifying Slamdance Film Festival's screenplay competition) however, we are fairly new to larger scale, full length feature funding.

This week we soft launch our WeFunder Campaign for the production of our film *Ghost in Indiana.* This film will be shot entirely in Ohio where we were raised and developed our love of the visual arts. This kind of project will take investments of all sizes to reach this goal - one that we take very seriously and have a large stake in ourselves.

We are currently in our *Testing the Waters* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a **non-binding reservation** if interested.

No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

We'd love to hear your feedback on our campaign, business model, and overall first impressions.
If you have any alumni lists or names of people who would be interested in supporting a BGSU arts alumni that would be extremely helpful and appreciated!

If you have any questions or want to chat, I would love to set up a video call to tell you more about our film!

Thank you , Van!!
--

Best wishes,

Cory Stonebrook

Cory Stonebrook

March 18, 2026 at 12:44 PM

Ghost in Indiana | Feature Film Campaign

To: Nancy Flaster

Hey Nancy!!

It's been so long! I hope you and Stacey are doing well. A memory from Chicago theatre popped up on my facebook and I felt very nostalgic for those times.

As you may know from social media, Tiff and I have transitioned into the film world in last decade since we have moved to NYC. We have been writing, directing and producing our own work with our production company Yeah Yeah Yeah Films. We have proven ourselves in the art of filmmaking through festival awards (Our work has won Best Short Film, Best Drama Short Film, Best Ohio Film and Best Actress at top genre festivals) and industry respect (the *Ghost in Indiana* screenplay was chosen as a top 25 script out of 4,500 submissions at the Academy Award Qualifying Slamdance Film Festival's screenplay competition). However, we are fairly new to larger scale, full length feature funding.

This week we soft launch the WeFunder Campaign for the production of our first feature film ***Ghost in Indiana***. This film will be shot entirely in Ohio where we were raised and developed our love of the visual arts. This kind of project will take investments of all sizes to reach this goal - one that we take very seriously and have a large stake in ourselves.

We are currently in our *Testing the Waters* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a **non-binding reservation** if interested.

No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any/all of the above is something you would like to pursue further, I would love to set up a zoom to chat more about our film. Or if you have any frequent supporters of the arts in your rolodex who you think would be interesting in supporting *cough cough* "young" filmmakers as they make their first feature film, let me know!

Thanks for your time Nancy! Miss you guys!

--

Best wishes,

Cory Stonebrook

Cory Stonebrook April 1, 2026 at 12:16 PM

Ghost in Indiana | Feature Film | Taher Savliwala

To: tahersavliwala@gmail.com

Hey there, Taher!

My name is Cory Stonebrook and I'm the screenwriter/co- director of ***Ghost in Indiana*** – a supernatural, romantic dramedy about grief and loss... with a little ghost possession.

I saw that you are an angel investor and invest in startups and I wanted to introduce myself, as I thought you might have interest in our feature film campaign we just launched.

The script for ***Ghost in Indiana*** was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our *"Testing the Waters"* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

Book a meeting with the filmmakers: https://calendly.com/yeah-yeah-yeah-films/meet-the-filmmakers

If any of this sounds interesting to you, I would love to hop on a video call with you to chat more about our film!
Thank you, Taher!
--

Best wishes,

Cory Stonebrook

Cory Stonebrook April 8, 2026 at 12:41PM

Ghost in Indiana | Feature Film | Brook Dorsch

To: brook@emersondorsch.com

Hi Brook!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of ***Ghost in Indiana*** – a supernatural, romantic dramedy about grief and loss... with a bit of ghost possession.

I saw that you invested in *Seance*, the fantastic feature film by Vivian Kerr. I wrote Kerr's short film *Julian*, have worked with her several times and I am such an immense fan of her and her work. I wanted to introduce myself, as I thought you might have interest in our feature film campaign we launched this week.

The script for ***Ghost in Indiana*** was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our ***"Testing the Waters"*** phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

Book a meeting with the filmmakers: https://calendly.com/yeah-yeah-yeah-films/meet-the-filmmakers

If any of this sounds interesting to you, please drop me your email, and I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Brook!

--

Best wishes,

Cory Stonebrook

Cory Stonebrook
Ghost in Indiana | Feature Film | Johnson Hor
To: jhor@shoeboxventures.com

March 31, 2026 at 2:56 PM

Hey there, Johnson!

My name is Cory Stonebrook, and I'm the screenwriter/co- director of ***Ghost in Indiana*** – a supernatural, romantic dramedy about grief and loss... with a little ghost possession.

I saw that you have an interest in indie film and you are a supporter of the arts and I wanted to introduce myself, as I thought you might have interest in our feature film campaign we just launched.

The script for *Ghost in Indiana* was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our *"Testing the Waters"* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a **non-binding reservation** if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

Book a meeting with the filmmakers: https://calendly.com/yeah-yeah-yeah-films/meet-the-filmmakers

If any of this sounds interesting to you, I would love to hop on a video call with you to chat more about our film! Thank you, Johnson!

--

Best wishes,

Cory Stonebrook

Cory Stonebrook April 8, 2026 at 12:15 PM

Ghost in Indiana | Feature Film | Khuzema A. Savai

To: khuzemasavai@yahoo.com

Hi Khuzema!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of ***Ghost in Indiana*** – a supernatural, romantic dramedy about grief and loss... with a bit of ghost possession.

I saw that you invested in *Seance*, the fantastic feature film by Vivian Kerr. I wrote Kerr's short film *Julian*, have worked with her several times and I am such an immense fan of her and her work. I wanted to introduce myself, as I thought you might have interest in our feature film campaign we launched this week.

The script for ***Ghost in Indiana*** was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our *"Testing the Waters"* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

Book a meeting with the filmmakers: https://calendly.com/yeah-yeah-yeah-films/meet-the-filmmakers

If any of this sounds interesting to you, please drop me your email, and I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Khuzema!

--

Best wishes,

Cory Stonebrook

Cory Stonebrook March 24, 2026 at 1:20 PM

Ghost in Indiana | Feature Film Campaign

To: bourkejpatrick@gmail.com

Hey Patrick!!

It's Cory Stonebrook from Parker and Quinn. I don't know if you knew this or not but all this time I've been at PQ I've been an actor and writer. I've been on shows like *Orange is the New Black*, *The Blacklist*, *Succession*, *The Equalizer*, *That Damn Micheal Che* and in the last several years I have been making my own short films.

This week my producing team and I soft- launched our Wefunder campaign for our first feature length film *Ghost in Indiana*-- a supernatural, romantic dramedy about grief and loss.

The script for *Ghost in Indiana* was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our *Testing the Waters phase* on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, I would love to send along more info or schedule a video call here: https://calendly.com/yeah-yeah-yeah-films/meet-the-filmmakers

Thanks Patrick!!

--

Best wishes,

Cory Stonebrook

Cory Stonebrook March 24, 2026 at 1:07 PM

Ghost in Indiana | Indie Feature Film | Steven Clark

To: spclark@charlotte.edu

Hi Steven!

My name is Cory Stonebrook, and I'm the screenwriter/co- director of *Ghost in Indiana* – a supernatural, romantic dramedy about grief and loss.

I saw that you invested in *Seance*, the fantastic feature film by Vivian Kerr. I wrote Kerr's short film *Julian* and I am such an immense fan of her and her work. I wanted to introduce myself, as I thought you might have interest in our feature film campaign we launched this week.

The script for *Ghost in Indiana* was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

Ghost in Indiana has genre elements, a category that has a strong track record at the box office. It is also a romantic comedy- a genre which has had a huge popularity surge on streaming platforms.

We are currently in our *Testing the Waters phase* on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a **non-binding reservation** if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, I would love to hop on a video call with you to chat more about our film! We appreciate you considering *Ghost in Indiana*, Steven! We hope you jump on board and become a part of making our film.

--

Best wishes,

Cory Stonebrook

Cory Stonebrook March 24, 2026 at 1:07 PM

Ghost in Indiana | Indie Feature Film | Eyal Amir

To: eyalenator@gmail.com

Hi Eyal,

My name is Cory Stonebrook, and I'm the screenwriter/co- director of *Ghost in Indiana* – a supernatural, romantic dramedy about grief and loss.

I saw that you invested in *Seance*, the fantastic feature film by Vivian Kerr. I wrote Kerr's short film *Julian* and I am such an immense fan of her and her work. I wanted to introduce myself, as I thought you might have interest in our feature film campaign we launched this week.

The script for *Ghost in Indiana* was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

Ghost in Indiana has genre elements, a category that has a strong track record at the box office. It is also a romantic comedy- a genre which has had a huge popularity surge on streaming platforms.

We are currently in our *Testing the Waters phase* on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a **non-binding reservation** if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, I would love to hop on a video call with you to chat more about our film! We appreciate you considering *Ghost in Indiana*, Eyal! We hope you jump on board and become a part of making our film.

--

Best wishes,

Cory Stonebrook

Cory Stonebrook April 8, 2026 at 12:01PM

Ghost in Indiana | Feature Film | Ash Kumra

To: hey@ashkumra.com

Hi Ash!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of ***Ghost in Indiana*** – a supernatural, romantic dramedy about grief and loss... with a little ghost possession.

I saw that you invested in *Klara's Box* and have an interest in supporting the arts and indie film. I also saw you invested in the Columbus Eagles (we will be shooting our film in Columbus). I love that you are a creative yourself and our podcast is such a cool structure to bring together two very different types of people and create such vibrant, interesting conversations. I wanted to introduce myself, as I thought you might have interest in our feature film campaign we launched recently.

The script for ***Ghost in Indiana*** was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our *"Testing the Waters"* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

Book a meeting with the filmmakers: https://calendly.com/yeah-yeah-yeah-films/meet-the-filmmakers

If any of this sounds interesting to you, I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Ash!

Best wishes,

Cory Stonebrook

Cory Stonebrook March 31, 2026 at 12:48 PM

Ghost in Indiana | Feature Film| Dave Dever

To: dave@revelpix.com

Hey there, Dave!

My name is Cory Stonebrook, and I'm the screenwriter/co- director of ***Ghost in Indiana*** – a supernatural, romantic dramedy about grief and loss... with a little ghost possession.

I saw that you invested in *Seance*, the fantastic feature film by Vivian Kerr. I wrote Kerr's short film *Julian* and I am such an immense fan of her and her work. I wanted to introduce myself, as I thought you might have interest in our feature film campaign we just launched.

The script for *Ghost in Indiana* was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our *"Testing the Waters"* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a **non-binding reservation** if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

Book a meeting with the filmmakers: https://calendly.com/yeah-yeah-yeah-films/meet-the-filmmakers

If any of this sounds interesting to you, I would love to hop on a video call with you to chat more about our film! Thank you, Dave!

--

Best wishes,

Cory Stonebrook

Cory Stonebrook April 7, 2026 at 1:02 PM

Ghost in Indiana | Feature Film | John J. Korsah

To: jkorsah@gmail.com

Hi John!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of Ghost in Indiana – a supernatural, romantic dramedy about grief and loss... with a little ghost possession.

I saw that you invested in Katie's Mom and have an interest in supporting the arts and indie film. I wanted to introduce myself, as I thought you might have interest in our feature film campaign we launched recently.

The script for Ghost in Indiana was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

Book a meeting with the filmmakers: https://calendly.com/yeah-yeah-yeah-films/meet-the-filmmakers

If any of this sounds interesting to you, I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks John!

--

Best wishes,

Cory Stonebrook



Cory Stonebrook   April 7, 2026 at 1:43 PM

Ghost in Indiana | Feature Film | Daniel Hagedorn

To: inexiled@gmail.com



Hi Daniel!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of **Ghost in Indiana** – a supernatural, romantic dramedy about grief and loss... with a little ghost possession.

I saw that you invested in *Concessions* and have an interest in supporting the arts and indie film. I also saw that you are a novelist! So cool. I love near-future dystopian sci-fi fiction so I'm excited to check out *The Lodestar*! I wanted to introduce myself, as I thought you might have interest in our feature film campaign we launched recently. It has a very nostalgic comedic tone similar to *Concessions*.

The script for **Ghost in Indiana** was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our *"Testing the Waters"* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

Book a meeting with the filmmakers: https://calendly.com/yeah-yeah-yeah-films/meet-the-filmmakers

If any of this sounds interesting to you, I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Daniel!
--

Best wishes,

Cory Stonebrook

Cory Stonebrook

Ghost in Indiana | Feature Film | Vicki Vass

To: vicki@mountainlaurelfilms.com

April 7, 2026 at 1:28 PM

Hi Vicki!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of *Ghost in Indiana* – a supernatural, romantic dramedy about grief and loss... with a little ghost possession.

I saw that you invested in *Concessions* and have produced several films yourself including a few rom-coms. And you are an author! I'm a huge fan of mystery novels so I will have to check out your work. I wanted to introduce myself, as I thought you might have interest in our feature film campaign we launched recently which has the nostalgic comedy feel similar to *Concessions*.

The script for *Ghost in Indiana* was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our *"Testing the Waters"* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

Book a meeting with the filmmakers: https://calendly.com/yeah-yeah-yeah-films/meet-the-filmmakers

If any of this sounds interesting to you, I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Vicki!
--

Best wishes,

Cory Stonebrook

Cory Stonebrook April 7, 2026 at 2:06 PM

Ghost in Indiana | Feature Film | Tina Horowitz

To: horowitt@wharton.upenn.edu

Hi Tina!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of ***Ghost in Indiana*** – a supernatural, romantic dramedy about grief and loss... with a bit of ghost possession.

I saw that you invested in *Seance*, the fantastic feature film by Vivian Kerr. I wrote Kerr's short film *Julian*, have worked with her several times and I am such an immense fan of her and her work. I wanted to introduce myself, as I thought you might have interest in our feature film campaign we launched this week.

The script for ***Ghost in Indiana*** was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our *"Testing the Waters"* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

Book a meeting with the filmmakers: https://calendly.com/yeah-yeah-yeah-films/meet-the-filmmakers

If any of this sounds interesting to you, please drop me your email, and I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Tina!
--

Best wishes,

Cory Stonebrook

Cory Stonebrook March 31, 2026 at 3:03 PM

Ghost in Indiana | Feature Film | Donald Dempsey

To: ddempsey@wealthenhancement.com

Hey there, Donald!

My name is Cory Stonebrook (also my middle name is Donald after my grandfather), and I'm the screenwriter/co- director of ***Ghost in Indiana*** – a supernatural, romantic dramedy about grief and loss... with a little ghost possession.

I saw that you have an interest in indie film and you are a supporter of the arts and I wanted to introduce myself, as I thought you might have interest in our feature film campaign we just launched.

The script for ***Ghost in Indiana*** was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our *"Testing the Waters"* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a **non-binding reservation** if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

Book a meeting with the filmmakers: https://calendly.com/yeah-yeah-yeah-films/meet-the-filmmakers

If any of this sounds interesting to you, I would love to hop on a video call with you to chat more about our film! Thank you, Donald!

--

Best wishes,

Cory Stonebrook

Cory Stonebrook

Ghost in Indiana | Feature Film| Alan Jacobson

To: dralanjacobson@yahoo.com

March 31, 2026 at 12:41PM

Hey there, Alan!

My name is Cory Stonebrook, and I'm the screenwriter/co- director of *Ghost in Indiana* – a supernatural, romantic dramedy about grief and loss... with a little ghost possession.

I saw that you invested in *Scrap* and *Seance*, the fantastic feature films by Vivian Kerr. I wrote Kerr's short film *Julian* and I am such an immense fan of her and her work. I wanted to introduce myself, as I thought you might have interest in our feature film campaign we just launched.

The script for *Ghost in Indiana* was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our *Testing the Waters* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a **non-binding reservation** if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

Book a meeting with the filmmakers: https://calendly.com/yeah-yeah-yeah-films/meet-the-filmmakers

If any of this sounds interesting to you, I would love to hop on a video call with you to chat more about our film! Thank you Alan!
--

Best wishes,

Cory Stonebrook

Cory Stonebrook March 24, 2026 at 12:36 PM

Ghost in Indiana | Indie Feature Film | Kevin Brown

To: kevin@canvascloud.ai

Hey Kevin!

It's Cory Stonebrook, we met at Vivian Kerr's screening of *Seance* in the fall. It was so nice chatting with you and your wife over wine in that tiny little hotel alcove. lol

As I had mentioned at the time, I wrote a feature film called *Ghost in Indiana* that we are making next fall. It's a supernatural, romantic dramedy about grief and loss and we just launched our Wefunder this week.

The script for *Ghost in Indiana* was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

Ghost in Indiana has genre elements, a category that has a strong track record at the box office. It is also a romantic comedy- a genre which has had a huge popularity surge on streaming platforms.

As I know you are familiar with the Wefunder platform -- We are currently in our *Testing the Waters phase* on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a **non-binding reservation** if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any of this sounds interesting to you, I would love to send you our pitch deck or get on a video call to tell you more about *Ghost in Indiana*! We appreciate you considering our project, Kevin, and we hope you jump on board and become a part of making our film.

--

Best wishes,

Cory Stonebrook



Cory Stonebrook March 18, 2026 at 1:00 PM

Ghost in Indiana | Feature Film Campaign

To: rosalind@double-r-ventures.com

Hey Rosalind!

It's Cory Stonebrook aka Jim Bedford from Townhouse Confidential! I hope you are doing well!

I'm reaching out because my producing partners and I are about to make our first feature film ***Ghost in Indiana***! It's a supernatural, romantic dramedy exploring grief and loss.

As my partners and I embark on this exciting and challenging entrepreneurial journey, we find ourselves wishing to reach out for your support and professional business guidance.

We have proven ourselves in the art of filmmaking through festival awards (Our work has won Best Short Film, Best Drama Short Film, Best Ohio Film and Best Actress at top genre festivals) and industry respect (the Ghost in Indiana screenplay was chosen as a top 25 script out of 4,500 submissions at the Academy Award Qualifying Slamdance Film Festival's screenplay competition). However, we are fairly new to larger scale, full length feature funding.

This week we soft launch the WeFunder Campaign for the production of our film. This film will be shot entirely in Ohio where we were raised and developed our love of the visual arts. This kind of project will take investments of all sizes to reach this goal - one that we take very seriously and have a large stake in ourselves.

We are currently in our *Testing the Waters* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a **non-binding reservation** if interested.

No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any/all of the above is something you would like to pursue further, may we set up a face to face or video conference soon at your convenience? As someone who has produced a romcom themselves and gone through the process of producing a feature film, I'd love to hear your feedback on our campaign, business model, and overall first impressions.

Thanks Rosalind! We appreciate your expertise and input,

--

Best wishes,

Cory Stonebrook

Cory Stonebrook

Ghost in Indiana | Feature Film | Mondray Gee

To: mondray.gee@jp2prep.org

April 8, 2026 at 12:12 PM

Hi Mondray!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of *Ghost in Indiana* – a supernatural, romantic dramedy about grief and loss... with a bit of ghost possession.

I saw that you invested in *Seance*, the fantastic feature film by Vivian Kerr. I wrote Kerr's short film *Julian*, have worked with her several times and I am such an immense fan of her and her work. I wanted to introduce myself, as I thought you might have interest in our feature film campaign we launched this week.

The script for *Ghost in Indiana* was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our *"Testing the Waters"* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

Book a meeting with the filmmakers: https://calendly.com/yeah-yeah-yeah-films/meet-the-filmmakers

If any of this sounds interesting to you, please drop me your email, and I'll send along our pitch deck or we could schedule a video call to chat more about our film! Thanks Mondray!

Best wishes,

Cory Stonebrook

Cory Stonebrook March 31, 2026 at 3:09 PM

Ghost in Indiana | Feature Film | Shaun McDuffee

To: shaun.mcduffee@twinoakadvisors.com

Hey there, Shaun!

My name is Cory Stonebrook, and I'm the screenwriter/ co- director of ***Ghost in Indiana*** – a supernatural, romantic dramedy about grief and loss... with a little ghost possession.

I saw that you are a supporter of the arts and I wanted to introduce myself, as I thought you might have interest in our feature film campaign we just launched.

The script for *Ghost in Indiana* was selected as one of the Top 25 scripts for the Academy Award Qualifying Slamdance Film Festival Screenplay Competition. Our team has won several awards including Best Short Film, Best Drama Short Film, Best Ohio Short film and Best Actress in a Short Film in top genre and horror film festivals Panic Fest, Brooklyn Horror and Nightmares Film Festival.

We are currently in our *"Testing the Waters"* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a **non-binding reservation** if interested.

(No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

Book a meeting with the filmmakers: https://calendly.com/yeah-yeah-yeah-films/meet-the-filmmakers

If any of this sounds interesting to you, I would love to hop on a video call with you to chat more about our film! Thank you, Shaun!

Best wishes,

Cory Stonebrook

From: Tiffany Trainer <tiffanymtrainer@gmail.com>
Subject: First FEATURE FILMMMMMM
Date: March 18, 2026 at 10:56:00 AM EDT
To: Doriane Elliott <doriane.elliott@gmail.com>
Cc: Cory <corydstonebrook@gmail.com>

Hi Dor!

So, we're doing it. We're making our first feature this fall. We know we're ready and we're SO. EXCITED.

We're using a crowd equity investment platform called WeFunder. We've had several friends use it for their first features, so we've had coaching on how to best utilize the platform. We're currently in our "test the waters" phase. As we embark on this exciting and challenging entrepreneurial journey, we find ourselves wishing to reach out for your support and professional business guidance--you've been there since the beginning and we trust and value your input .
　　We have proven ourselves in the art of filmmaking through festival awards (*Our work has won Best Short Film, Best Drama Short Film, Best Ohio Film and Best Actress at top genre festivals*) and industry respect (*the Ghost in Indiana screenplay was chosen as a top 25 script out of 4,500 submissions at the Academy Award Qualifying Slamdance Film Festival's screenplay competition*). However, we are fairly new to larger scale, full length feature funding.
　　　This week we soft launch the WeFunder Campaign for the production of our film **Ghost in Indiana**. This film will be shot entirely in Ohio where we were raised and developed our love of the visual arts. This kind of project will take investments of all sizes to reach this goal - one that we take very seriously and have a large stake in ourselves.
　　As I mentioned, we are currently in our *Testing the Waters* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a **non-binding reservation** if interested.

No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any/all of the above is something you would like to pursue further, can we set up a face to face or video conference soon? We'd love to hear your feedback on our campaign, business model, and overall first impressions. Please also feel free to either share this with anyone, or send people our way. We'd love to talk to anyone that will listen :)

We appreciate your expertise and input!

Looking forward to chatting! Love always--
Tiff & Cory
www.tiffanytrainer.com

From: Tiffany Trainer <tiffanymtrainer@gmail.com>
Subject: Ghost in Indiana: A Romantic Comedy from Beyond
Date: April 11, 2026 at 12:49:03 PM EDT
To: andrewbushnell@gmail.com

Hi Andrew!

My name is Tiffany Trainer, and I'm one of the founding members of [Yeah Yeah Yeah films](#).

I know you've supported women led film initiatives in the past--and are interested in film/tv investment opportunities. Your LinkedIn mentions working at Apple in the past, and I'm currently working for AppleTV!

Our team has proven ourselves in the art of filmmaking through festival awards (*Best Short Film, Best Drama Short Film, Best Ohio Film and Best Actress at top genre festivals*) and industry respect (*the Ghost in Indiana screenplay was chosen as a top 25 script out of 4,500 submissions at the Academy Award Qualifying Slamdance Film Festival's screenplay competition*).

This week we soft launch the **[WeFunder Campaign for the production of our film *Ghost in Indiana*](#)**. This film will be shot entirely in Ohio where we were raised and developed our love of the visual arts. This kind of project will take investments of all sizes to reach this goal - one that we take very seriously and have a large stake in ourselves.

We are currently in our *Testing the Waters* phase on

Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a **non-binding reservation** if interested.

If any/all of the above is something you would like to pursue further, I'd love to tell you more about our team and our story. You can schedule some time with us here.

Thanks so much!
Tiffany

No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
www.tiffanytrainer.com

From: Tiffany Trainer <tiffanymtrainer@gmail.com>
Subject: Ghost in Indiana: A Romantic Comedy from Beyond
Date: April 11, 2026 at 12:43:24 PM EDT
To: keymail21@gmail.com

Hi Kimberly!

My name is Tiffany Trainer, and I'm one of the founding members of [Yeah Yeah Yeah films](#).

I know you've supported indie genre-film initiatives in the past, and are an artist yourself!

Our team has proven ourselves in the art of filmmaking through festival awards (*Best Short Film, Best Drama Short Film, Best Ohio Film and Best Actress at top genre festivals*) and industry respect (*the Ghost in Indiana screenplay was chosen as a top 25 script out of 4,500 submissions at the Academy Award Qualifying Slamdance Film Festival's screenplay competition*).

This week we soft launch the **WeFunder Campaign for the production of our film *Ghost in Indiana***. This film will be shot entirely in Ohio where we were raised and developed our love of the visual arts. This kind of project will take investments of all sizes to reach this goal - one that we take very seriously and have a large stake in ourselves.

We are currently in our *Testing the Waters* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a **non-**

binding reservation if interested.

If any/all of the above is something you would like to pursue further, I'd love to tell you more about our team and our story. You can schedule some time with us [here](#).

Thanks so much!
Tiffany

No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.--
www.tiffanytrainer.com

From: Tiffany Trainer <tiffanymtrainer@gmail.com>
Subject: Ghost in Indiana: A Romantic Comedy from Beyond
Date: April 1, 2026 at 11:56:43 AM EDT
To: tamuras@sbcglobal.net

Hi Raphaelle!

My name is Tiffany Trainer, and I'm one of the founding members of [Yeah Yeah Yeah films](#).

I know you've supported women led film initiatives in the past--like my dear friend Vivian Kerr's feature Seance. Also being a medium, I think you'll love and connect to the story of bringing someone back from the other side to ultimately say goodbye to their love.

Our team has proven ourselves in the art of filmmaking through festival awards (*Best Short Film, Best Drama Short Film, Best Ohio Film and Best Actress at top genre festivals*) and industry respect (*the Ghost in Indiana screenplay was chosen as a top 25 script out of 4,500 submissions at the Academy Award Qualifying Slamdance Film Festival's screenplay competition*).

This week we soft launch the [**WeFunder Campaign for the production of our film *Ghost in Indiana***](#). This film will be shot entirely in Ohio where we were raised and developed our love of the visual arts. This kind of project will take investments of all sizes to reach this goal - one that we take very seriously and have a large stake in ourselves.

We are currently in our *Testing the Waters* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a **non-binding reservation** if interested.

If any/all of the above is something you would like to pursue further, I'd love to tell you more about our team and our story. You can schedule some time with us [here](#).

Thanks so much!
Tiffany
www.tiffanytrainer.com

From: Tiffany Trainer <tiffanymtrainer@gmail.com>
Subject: Ghost in Indiana: A Romantic Comedy Possession Story
Date: April 11, 2026 at 12:51:06 PM EDT
To: SeanStobart@gmail.com

Hi Sean!

My name is Tiffany Trainer, and I'm one of the founding members of Yeah Yeah Yeah films.

I know you've supported women led film initiatives in the past--like my dear friend Vivian Kerr's feature Seance.

Our team has proven ourselves in the art of filmmaking through festival awards (*Best Short Film, Best Drama Short Film, Best Ohio Film and Best Actress at top genre festivals*) and industry respect (*the Ghost in Indiana screenplay was chosen as a top 25 script out of 4,500 submissions at the Academy Award Qualifying Slamdance Film Festival's screenplay competition*).

This week we soft launch the WeFunder Campaign for the production of our film *Ghost in Indiana*. This film will be shot entirely in Ohio where we were raised and developed our love of the visual arts. This kind of project will take investments of all sizes to reach this goal - one that we take very seriously and have a large stake in ourselves.

We are currently in our *Testing the Waters* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a **non-**

binding reservation if interested.

If any/all of the above is something you would like to pursue further, I'd love to tell you more about our team and our story. You can schedule some time with us [here](#).

Thanks so much!
Tiffany
No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
www.tiffanytrainer.com

From: Tiffany Trainer <tiffanymtrainer@gmail.com>
Subject: Ghost In Indiana: A Romantic Comedy/Possession Story
Date: March 31, 2026 at 2:27:57 PM EDT
To: brook@emersondorsch.com

Hi Brook! My name is Tiffany Trainer, and I'm one of the founding
members of Yeah Yeah Yeah Films. I saw that you invested in our dear friend Vivian Kerr's *Seance*, so I felt you may be interested in our feature film, Ghost In Indiana.

We have proven ourselves in the art of filmmaking through festival awards (*Best Short Film, Best Drama Short Film, Best Ohio Film and Best Actress at top genre festivals*) and industry respect (*the Ghost in Indiana screenplay was chosen as a top 25 script out of 4,500 submissions at the Academy Award Qualifying Slamdance Film Festival's screenplay competition*).

This week we soft launch the WeFunder Campaign for the production of our film *Ghost in Indiana*. This film will be shot entirely in Ohio where we were raised and developed our love of the visual arts. This kind of project will take investments of all sizes to reach this goal - one that we take very seriously and have a large stake in ourselves.

We are currently in our *Testing the Waters* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a **non-binding reservation** if interested.

If any/all of the above is something you would like to pursue further, I'd love to tell you more about our team and our story. You can schedule some time with us [here](#).

Thanks so much!
Tiffany

www.tiffanytrainer.com

From: Tiffany Trainer <tiffanymtrainer@gmail.com>
Subject: Ghost In Indiana--A Romantic Comedy Possession Story
Date: March 31, 2026 at 2:08:36 PM EDT
To: kchristian@infoblox.com, kevinckevinc@yahoo.com

Hi Kevin! My name is Tiffany Trainer, and I'm one of the founding members of <u>Yeah Yeah Yeah films</u>. (I'm also a NYT crossword addict and puzzle aficionado, so loved reading about your creations for various publications.)

We have proven ourselves in the art of filmmaking through festival awards (*Best Short Film, Best Drama Short Film, Best Ohio Film and Best Actress at top genre festivals*) and industry respect (*the Ghost in Indiana screenplay was chosen as a top 25 script out of 4,500 submissions at the Academy Award Qualifying Slamdance Film Festival's screenplay competition*).

This week we soft launch the <u>WeFunder Campaign for the production of our film *Ghost in Indiana*</u>. This film will be shot entirely in Ohio where we were raised and developed our love of the visual arts. This kind of project will take investments of all sizes to reach this goal - one that we take very seriously and have a large stake in ourselves.

We are currently in our *Testing the Waters* phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a **non-binding reservation** if interested.

If any/all of the above is something you would like to pursue further, I'd love to tell you more about our team and our story. You can schedule some time with us <u>here</u>.

Thanks so much!
Tiffany

www.tiffanytrainer.com

From: Tiffany Trainer <tiffanymtrainer@gmail.com>
Subject: Ghost Message: Lowell
Date: April 16, 2026 at 6:11:23 PM EDT
To: Tiffany Trainer <tiffanymtrainer@gmail.com>

----- Forwarded Message from LinkedIn -----

Forwarded from Tiffany Trainer (https://www.linkedin.com/in/
ACoAAEWoO_0BDp2x7DsidmgqGwpWgHY9e1wZSis):

Hi Lowell!

My name is Tiffany Trainer, and I'm one of the founding members of Yeah Yeah
Yeah films.

We have proven ourselves in the art of filmmaking through festival awards (Best
Short Film, Best Drama Short Film, Best Ohio Film and Best Actress at top genre
festivals) and industry respect (the Ghost in Indiana screenplay was chosen as a
top 25 script out of 4,500 submissions at the Academy Award Qualifying
Slamdance Film Festival's screenplay competition).

This week we soft launch the WeFunder Campaign for the production of our film
Ghost in Indiana. This film will be shot entirely in Ohio where we were raised and
developed our love of the visual arts. This kind of project will take investments of
all sizes to reach this goal - one that we take very seriously and have a large
stake in ourselves.

We are currently in our Testing the Waters phase on Wefunder to gauge investor
interest in an offering under Regulation Crowdfunding. Supporters can make a
non-binding reservation if interested.

If any/all of the above is something you would like to pursue further, I'd love to tell
you more about our team and our story. You can schedule some time with us
here.

Thanks so much!
Tiffany
No money or other consideration is being solicited. If sent, it will not be accepted.
No offer to buy securities will be accepted. No part of the purchase price will be
received until a Form C is filed and only through Wefunder's platform. Any
indication of interest involves no obligation or commitment of any kind.
www.tiffanytrainer.com

From: Tiffany Trainer <tiffanymtrainer@gmail.com>
Subject: Ghost. Message: Todd Abraham
Date: April 16, 2026 at 6:10:48 PM EDT
To: Tiffany Trainer <tiffanymtrainer@gmail.com>

----- Forwarded Message from LinkedIn -----

Forwarded from Tiffany Trainer (https://www.linkedin.com/in/
ACoAAEWoO_0BDp2x7DsidmgqGwpWgHY9e1wZSis):

Hi Todd!

My name is Tiffany Trainer, and I'm a founding partner of Yeah Yeah Yeah Films.

I know you love to support genre-ish films--like my friend Vivian Kerr's second feature Seance.

Our team has proven ourselves in the art of filmmaking through festival awards (Best Short Film, Best Drama Short Film, Best Ohio Film and Best Actress at top genre festivals) and industry respect (the Ghost in Indiana screenplay was chosen as a top 25 script out of 4,500 submissions at the Academy Award Qualifying Slamdance Film Festival's screenplay competition).

This week we soft launch the WeFunder Campaign for the production of our film Ghost in Indiana. This film will be shot entirely in Ohio where we were raised and developed our love of the visual arts. This kind of project will take investments of all sizes to reach this goal - one that we take very seriously and have a large stake in ourselves.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any/all of the above is something you would like to pursue further, may we set up a face to face or video conference soon at your convenience? I'd love to tell you more about our team and this story.
You can schedule time with us here:
https://calendly.com/yeah-yeah-yeah-films/meet-the-filmmakers

Thank you!
Tiffany

No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any

indication of interest involves no obligation or commitment of any kind.

From: Tiffany Trainer <tiffanymtrainer@gmail.com>
Subject: Isabelle Bart Message
Date: April 16, 2026 at 6:13:35 PM EDT
To: Tiffany Trainer <tiffanymtrainer@gmail.com>

----- Forwarded Message from LinkedIn -----

Forwarded from Tiffany Trainer (https://www.linkedin.com/in/
ACoAAEWoO_0BDp2x7DsidmgqGwpWgHY9e1wZSis):

Hi Isabelle!

My name is Tiffany Trainer, and I'm a founding partner of Yeah Yeah Yeah Films.

We have proven ourselves in the art of filmmaking through festival awards (Best
Short Film, Best Drama Short Film, Best Ohio Film and Best Actress at top genre
festivals) and industry respect (the Ghost in Indiana screenplay was chosen as a
top 25 script out of 4,500 submissions at the Academy Award Qualifying
Slamdance Film Festival's screenplay competition).

This week we soft launch the WeFunder Campaign for the production of our film
Ghost in Indiana. This film will be shot entirely in Ohio where we were raised and
developed our love of the visual arts. This kind of project will take investments of
all sizes to reach this goal - one that we take very seriously and have a large
stake in ourselves.

We are currently in our Testing the Waters phase on Wefunder to gauge investor
interest in an offering under Regulation Crowdfunding. Supporters can make a
non-binding reservation if interested.

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any/all of the above is something you would like to pursue further, I'd love to tell
you more about our team and this story. You can schedule a meeting with us
here: https://calendly.com/yeah-yeah-yeah-films/meet-the-filmmakers

Thank you!
Tiffany

No money or other consideration is being solicited. If sent, it will not be accepted.
No offer to buy securities will be accepted. No part of the purchase price will be
received until a Form C is filed and only through Wefunder's platform. Any
indication of interest involves no obligation or commitment of any kind.

From: Tiffany Trainer <tiffanymtrainer@gmail.com>
Subject: Nana. Dooreck. Linked In
Date: April 16, 2026 at 6:11:55 PM EDT
To: Tiffany Trainer <tiffanymtrainer@gmail.com>

----- Forwarded Message from LinkedIn -----

Forwarded from Tiffany Trainer (https://www.linkedin.com/in/
ACoAAEWoO_0BDp2x7DsidmgqGwpWgHY9e1wZSis):

Hi Nana!

My name is Tiffany Trainer, and I'm a founding partner of Yeah Yeah Yeah Films.

I know you love to support women driven films--like my friend Vivian Kerr's first feature Scrap.

Our team has proven ourselves in the art of filmmaking through festival awards (Best Short Film, Best Drama Short Film, Best Ohio Film and Best Actress at top genre festivals) and industry respect (the Ghost in Indiana screenplay was chosen as a top 25 script out of 4,500 submissions at the Academy Award Qualifying Slamdance Film Festival's screenplay competition).

This week we soft launch the WeFunder Campaign for the production of our film Ghost in Indiana. This film will be shot entirely in Ohio where we were raised and developed our love of the visual arts. This kind of project will take investments of all sizes to reach this goal - one that we take very seriously and have a large stake in ourselves.

We are currently in our Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any/all of the above is something you would like to pursue further, may we set up a face to face or video conference soon at your convenience? I'd love to tell you more about our team and this story.
You can schedule time with us here:
https://calendly.com/yeah-yeah-yeah-films/meet-the-filmmakers

Thank you!
Tiffany

No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any

indication of interest involves no obligation or commitment of any kind.

From: Tiffany Trainer <tiffanymtrainer@gmail.com>
Subject: Vince G. Linkedin
Date: April 16, 2026 at 6:12:56 PM EDT
To: Tiffany Trainer <tiffanymtrainer@gmail.com>

----- Forwarded Message from LinkedIn -----

Forwarded from Tiffany Trainer (https://www.linkedin.com/in/
ACoAAEWoO_0BDp2x7DsidmgqGwpWgHY9e1wZSis):

Hi Vince!

My name is Tiffany Trainer, and I'm a founding partner of Yeah Yeah Yeah Films.

We have proven ourselves in the art of filmmaking through festival awards (Best
Short Film, Best Drama Short Film, Best Ohio Film and Best Actress at top genre
festivals) and industry respect (the Ghost in Indiana screenplay was chosen as a
top 25 script out of 4,500 submissions at the Academy Award Qualifying
Slamdance Film Festival's screenplay competition).

This week we soft launch the WeFunder Campaign for the production of our film
Ghost in Indiana. This film will be shot entirely in Ohio where we were raised and
developed our love of the visual arts. This kind of project will take investments of
all sizes to reach this goal - one that we take very seriously and have a large
stake in ourselves.

We are currently in our Testing the Waters phase on Wefunder to gauge investor
interest in an offering under Regulation Crowdfunding. Supporters can make a
non-binding reservation if interested.

Our Wefunder video and pitch: https://wefunder.com/ghostinindianafilm

If any/all of the above is something you would like to pursue further, may we set
up a face to face or video conference soon at your convenience? I'd love to tell
you more about our team and this story.
You can schedule time with us here:
https://calendly.com/yeah-yeah-yeah-films/meet-the-filmmakers

Thank you!
Tiffany

No money or other consideration is being solicited. If sent, it will not be accepted.
No offer to buy securities will be accepted. No part of the purchase price will be
received until a Form C is filed and only through Wefunder's platform. Any
indication of interest involves no obligation or commitment of any kind.

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Invest in a Columbus-Made Film Alongside the Legacy of the Coen Brothers, Sam Raimi, James Cameron, George Miller and many more.

Cory Stonebrook <yeahyeahyeahfilms@gmail.com>
to office

Thu, Apr 2, 3:00 PM

Dear Drs. Chaney & Jepsen,

I'm reaching out because dentists like you have quietly helped launch some of the most notable films and directors in cinematic history—and now there's an exciting and rare opportunity to do the same right here in Columbus.

***Ghost in Indiana*, an upcoming feature by Yeah Yeah Yeah Films, is a Columbus-shot film written and directed by a team of Ohio-born filmmakers.** The project will be shot entirely in Ohio, bringing local crew jobs, cast hires, and creative capital into our community.

You may not know, but dentists were among the early backers of:

- The Coen Brothers' debut, *Blood Simple*. (They went on to direct *The Big Lebowski, True Grit, No Country for Old Men,* and *Fargo)*
- Sam Raimi's cult hit, *The Evil Dead*. (He went on to direct the original *Spider-Man* trilogy)
- George Miller's breakout hit, *Mad Max*. (He went on to direct Mad-Max: Fury Road, Happy Feet 1&2)
- James Cameron's first short film, *Xenogenesis*. (He went on to direct *Avatar, Titanic, Terminator 1&2*)

These early-stage investments helped launch careers that went on to win Oscars, define genres, and become some of the most financially successful films of all time. *Ghost in Indiana* offers a similar opportunity: to get in early with a passionate, Ohio-rooted creative team and help shape a project that could become a meaningful part of Columbus's cultural and film-making story.

Supporting this film isn't just about backing a movie—it's about helping put Columbus on the map as a place where distinctive voices and local talent are taken seriously. Down the line, that can mean lasting creative impact, community visibility, and even future opportunities for local crew, artists, and collaborators who grow alongside the project.

We've set up a simple, transparent way to learn more through our offering page on WeFunder, where you can also make a non-binding reservation of interest during our current Testing-the-Waters phase:👉 **https://wefunder.com/ghostinindianafilm**

If you're open to a brief call, we'd love to schedule a meeting to answer any questions about the film, the team, or the Columbus-based production plan.

Thank you for your time and for all you do to support our community—

Best regards,

Yeah Yeah Yeah Films

Cory Stonebrook <yeahyeahyeahfilms@gmail.com>
to office

Fri, Apr 17, 1:00 PM (4 days ago)

Dear Drs. Chaney & Jepsen,

I wanted to briefly follow up on my note about Ghost In Indiana, our Columbus-shot feature film.

If you're open to even a 10–15 minute call, we'd love to walk through the project so you can determine whether this opportunity is a good fit!

Warmly,

Yeah Yeah Yeah Films

...

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Invest in a Columbus-Made Film Alongside the Legacy of the Coen Brothers, Sam Raimi, James Cameron, George Miller and many more.

Jordan Sommerlad <jordansommerlad@gmail.com>   Mar 30, 2026, 2:40 PM

to mariogagliardi

Dear Dr. Gagliardi,

I'm reaching out because dentists like you have quietly helped launch some of the most notable films and directors in cinematic history—and now there's an exciting and rare opportunity to do the same right here in Columbus.

***Ghost in Indiana*, an upcoming feature by Yeah Yeah Yeah Films, is a Columbus-shot film written and directed by a team of Ohio-born filmmakers.** The project will be shot entirely in Ohio, bringing local crew jobs, cast hires, and creative capital into our community.

You may not know, but dentists were among the early backers of:

- The Coen Brothers' debut, *Blood Simple.* (They went on to direct *The Big Lebowski, True Grit, No Country for Old Men,* and *Fargo)*
- Sam Raimi's cult hit, *The Evil Dead.* (He went on to direct the original *Spider-Man* trilogy)
- George Miller's breakout hit, *Mad Max.* (He went on to direct Mad-Max: Fury Road, Happy Feet 1&2)
- James Cameron's first short film, *Xenogenesis.* (He went on to direct *Avatar, Titanic, Terminator 1&2*)

These early-stage investments helped launch careers that went on to win Oscars, define genres, and become some of the most financially successful films of all time. *Ghost in Indiana* offers a similar opportunity: to get in early with a passionate, Ohio-rooted creative team and help shape a project that could become a meaningful part of Columbus's cultural and film-making story.

Supporting this film isn't just about backing a movie—it's about helping put Columbus on the map as a place where distinctive voices and local talent are taken seriously. Down the line, that can mean lasting creative impact, community visibility, and even future opportunities for local crew, artists, and collaborators who grow alongside the project.

We've set up a simple, transparent way to learn more through our offering page on WeFunder, where you can also make a non-binding reservation of interest during our current Testing-the-Waters phase:👉 **https://wefunder.com/ghostinindianafilm**

If you're open to a brief call, we'd love to schedule a meeting to answer any questions about the film, the team, or the Columbus-based production plan.

Thank you for your time and for all you do to support our community—

Best regards,

Yeah Yeah Yeah Films & Jordan Sommerlad

Note: ***Yeah Yeah Yeah films*** *is currently in their Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.*

No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

--

Jordan Sommerlad

Filmmaker | Cinematographer | Editor

Website: jordansommerlad.com

Jordan Sommerlad <jordansommerlad@gmail.com>   Apr 17, 2026, 1:00 PM (4 days ago)

to mariogagliardi

Dear Dr. Gagliardi,

I wanted to briefly follow up on my note about Ghost In Indiana, our Columbus-shot feature film.

If you're open to even a 10–15 minute call, we'd love to walk through the project so you can determine whether this opportunity is a good fit!

Warmly,

Gmail

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Invest in a Columbus-Made Film Alongside the Legacy of the Coen Brothers, Sam Raimi, James Cameron, George Miller and many more.

Cory Stonebrook <yeahyeahyeahfilms@gmail.com> Thu, Apr 9, 3:00 PM (12 days ago)
to info

Dear Dr. Helfrich,

I'm reaching out because dentists like you have quietly helped launch some of the most notable films and directors in cinematic history—and now there's an exciting and rare opportunity to do the same right here in Columbus.

***Ghost in Indiana*, an upcoming feature by Yeah Yeah Yeah Films, is a Columbus-shot film written and directed by a team of Ohio-born filmmakers**. The project will be shot entirely in Ohio, bringing local crew jobs, cast hires, and creative capital into our community.

You may not know, but dentists were among the early backers of:

- The Coen Brothers' debut, *Blood Simple*. (They went on to direct *The Big Lebowski, True Grit, No Country for Old Men,* and *Fargo)*
- Sam Raimi's cult hit, *The Evil Dead*. (He went on to direct the original *Spider-Man* trilogy)
- George Miller's breakout hit, *Mad Max*. (He went on to direct Mad-Max: Fury Road, Happy Feet 1&2)
- James Cameron's first short film, *Xenogenesis*. (He went on to direct *Avatar, Titanic, Terminator 1&2*)

These early-stage investments helped launch careers that went on to win Oscars, define genres, and become some of the most financially successful films of all time. *Ghost in Indiana* offers a similar opportunity: to get in early with a passionate, Ohio-rooted creative team and help shape a project that could become a meaningful part of Columbus's cultural and film-making story.

Supporting this film isn't just about backing a movie—it's about helping put Columbus on the map as a place where distinctive voices and local talent are taken seriously. Down the line, that can mean lasting creative impact, community visibility, and even future opportunities for local crew, artists, and collaborators who grow alongside the project.

We've set up a simple, transparent way to learn more through our offering page on WeFunder, where you can also make a non-binding reservation of interest during our current Testing-the-Waters phase:👉 **https://wefunder.com/ghostinindianafilm**

If you're open to a brief call, we'd love to schedule a meeting to answer any questions about the film, the team, or the Columbus-based production plan.

Thank you for your time and for all you do to support our community—

Best regards,

Yeah Yeah Yeah Films

Cory Stonebrook <yeahyeahyeahfilms@gmail.com> Fri, Apr 17, 1:00 PM (4 days ago)
to info

Dear Dr. Helfrich,

I wanted to briefly follow up on my note about Ghost In Indiana, our Columbus-shot feature film.

If you're open to even a 10–15 minute call, we'd love to walk through the project so you can determine whether this opportunity is a good fit!

Warmly,

Yeah Yeah Yeah Films

...

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- Updates 8,152
- Forums
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Invest in a Columbus-Made Film Alongside the Legacy of the Coen Brothers, Sam Raimi, James Cameron, George Miller and many more.

Jordan Sommerlad <jordansommerlad@gmail.com> Mon, Mar 30, 2:42 PM
to tsrdds

Dear Dr. Rankin,

I'm reaching out because dentists like you have quietly helped launch some of the most notable films and directors in cinematic history—and now there's an exciting and rare opportunity to do the same right here in Columbus.

***Ghost in Indiana*, an upcoming feature by Yeah Yeah Yeah Films, is a Columbus-shot film written and directed by a team of Ohio-born filmmakers.** The project will be shot entirely in Ohio, bringing local crew jobs, cast hires, and creative capital into our community.

You may not know, but dentists were among the early backers of:

- The Coen Brothers' debut, *Blood Simple*. (They went on to direct *The Big Lebowski, True Grit, No Country for Old Men*, and *Fargo)*
- Sam Raimi's cult hit, *The Evil Dead*. (He went on to direct the original *Spider-Man* trilogy)
- George Miller's breakout hit, *Mad Max*. (He went on to direct Mad-Max: Fury Road, Happy Feet 1&2)
- James Cameron's first short film, *Xenogenesis*. (He went on to direct *Avatar, Titanic, Terminator 1&2*)

These early-stage investments helped launch careers that went on to win Oscars, define genres, and become some of the most financially successful films of all time. *Ghost in Indiana* offers a similar opportunity: to get in early with a passionate, Ohio-rooted creative team and help shape a project that could become a meaningful part of Columbus's cultural and film-making story.

Supporting this film isn't just about backing a movie—it's about helping put Columbus on the map as a place where distinctive voices and local talent are taken seriously. Down the line, that can mean lasting creative impact, community visibility, and even future opportunities for local crew, artists, and collaborators who grow alongside the project.

We've set up a simple, transparent way to learn more through our offering page on WeFunder, where you can also make a non-binding reservation of interest during our current Testing-the-Waters phase:👉 **https://wefunder.com/ghostinindianafilm**

If you're open to a brief call, we'd love to schedule a meeting to answer any questions about the film, the team, or the Columbus-based production plan.

Thank you for your time and for all you do to support our community—

Best regards,

Yeah Yeah Yeah Films & Jordan Sommerlad

*Note: **Yeah Yeah Yeah films** is currently in their Testing the Waters phase on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. Supporters can make a non-binding reservation if interested.*

No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

--

Jordan Sommerlad
Filmmaker | Cinematographer | Editor
Website: jordansommerlad.com

Jordan Sommerlad <jordansommerlad@gmail.com> Fri, Apr 17, 1:00 PM (4 days ago)
to tsrdds

Dear Dr. Rankin,

I wanted to briefly follow up on my note about Ghost In Indiana, our Columbus-shot feature film.

If you're open to even a 10–15 minute call, we'd love to walk through the project so you can determine whether this opportunity is a good fit!

Warmly,

Jordan Sommerlad & Yeah Yeah Yeah Films

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Invest in a Columbus-Made Film Alongside the Legacy of the Coen Brothers, Sam Raimi, James Cameron, George Miller and many more.

Cory Stonebrook <yeahyeahyeahfilms@gmail.com>   Thu, Apr 2, 3:00 PM
to contactus ▾

Dear Dr. Shults and Dr. Phillips,

I'm reaching out because dentists like you have quietly helped launch some of the most notable films and directors in cinematic history—and now there's an exciting and rare opportunity to do the same right here in Columbus.

***Ghost in Indiana*, an upcoming feature by [Yeah Yeah Yeah Films](#), is a Columbus-shot film written and directed by a team of Ohio-born filmmakers.** The project will be shot entirely in Ohio, bringing local crew jobs, cast hires, and creative capital into our community.

You may not know, but dentists were among the early backers of:

- The Coen Brothers' debut, *Blood Simple.* (They went on to direct *The Big Lebowski, True Grit, No Country for Old Men,* and *Fargo*)
- Sam Raimi's cult hit, *The Evil Dead.* (He went on to direct the original *Spider-Man* trilogy)
- George Miller's breakout hit, *Mad Max.* (He went on to direct Mad-Max: Fury Road, Happy Feet 1&2)
- James Cameron's first short film, *Xenogenesis.* (He went on to direct *Avatar, Titanic, Terminator 1&2*)

These early-stage investments helped launch careers that went on to win Oscars, define genres, and become some of the most financially successful films of all time. *Ghost in Indiana* offers a similar opportunity: to get in early with a passionate, Ohio-rooted creative team and help shape a project that could become a meaningful part of Columbus's cultural and film-making story.

Supporting this film isn't just about backing a movie—it's about helping put Columbus on the map as a place where distinctive voices and local talent are taken seriously. Down the line, that can mean lasting creative impact, community visibility, and even future opportunities for local crew, artists, and collaborators who grow alongside the project.

We've set up a simple, transparent way to learn more through our offering page on WeFunder, where you can also make a non-binding reservation of interest during our current Testing-the-Waters phase:👉 **https://wefunder.com/ghostinindianafilm**

If you're open to a brief call, we'd love to schedule a meeting to answer any questions about the film, the team, or the Columbus-based production plan.

Thank you for your time and for all you do to support our community—

Best regards,

Yeah Yeah Yeah Films

Cory Stonebrook <yeahyeahyeahfilms@gmail.com>   Fri, Apr 17, 1:00 PM (4 days ago)
to contactus ▾

Dear Dr. Shults and Dr. Phillips,

I wanted to briefly follow up on my note about Ghost In Indiana, our Columbus-shot feature film.

If you're open to even a 10–15 minute call, we'd love to walk through the project so you can determine whether this opportunity is a good fit!

Warmly,

Yeah Yeah Yeah Films

...

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Cory Stonebrook <yeahyeahyeahfilms@gmail.com> Thu, Apr 9, 3:00 PM (12 days ago)
to info

Dear Drs. Hoellrich, Grosel and Grosel,

I'm reaching out because dentists like you have quietly helped launch some of the most notable films and directors in cinematic history—and now there's an exciting and rare opportunity to do the same right here in Columbus.

***Ghost in Indiana*, an upcoming feature by Yeah Yeah Yeah Films, is a Columbus-shot film written and directed by a team of Ohio-born filmmakers.** The project will be shot entirely in Ohio, bringing local crew jobs, cast hires, and creative capital into our community.

You may not know, but dentists were among the early backers of:

- The Coen Brothers' debut, *Blood Simple.* (They went on to direct *The Big Lebowski, True Grit, No Country for Old Men,* and *Fargo)*
- Sam Raimi's cult hit, *The Evil Dead.* (He went on to direct the original *Spider-Man* trilogy)
- George Miller's breakout hit, *Mad Max.* (He went on to direct Mad-Max: Fury Road, Happy Feet 1&2)
- James Cameron's first short film, *Xenogenesis.* (He went on to direct *Avatar, Titanic, Terminator 1&2*)

These early-stage investments helped launch careers that went on to win Oscars, define genres, and become some of the most financially successful films of all time. *Ghost in Indiana* offers a similar opportunity: to get in early with a passionate, Ohio-rooted creative team and help shape a project that could become a meaningful part of Columbus's cultural and film-making story.

Supporting this film isn't just about backing a movie—it's about helping put Columbus on the map as a place where distinctive voices and local talent are taken seriously. Down the line, that can mean lasting creative impact, community visibility, and even future opportunities for local crew, artists, and collaborators who grow alongside the project.

We've set up a simple, transparent way to learn more through our offering page on WeFunder, where you can also make a non-binding reservation of interest during our current Testing-the-Waters phase:👉 **https://wefunder.com/ghostinindianafilm**

If you're open to a brief call, we'd love to schedule a meeting to answer any questions about the film, the team, or the Columbus-based production plan.

Thank you for your time and for all you do to support our community—

Best regards,

Yeah Yeah Yeah Films

Cory Stonebrook <yeahyeahyeahfilms@gmail.com> Fri, Apr 17, 1:00 PM (4 days ago)
to info

Dear Drs. Hoellrich, Grosel and Grosel,

I wanted to briefly follow up on my note about Ghost In Indiana, our Columbus-shot feature film.

If you're open to even a 10–15 minute call, we'd love to walk through the project so you can determine whether this opportunity is a good fit!

Warmly,

Yeah Yeah Yeah Films

...

Reply Forward

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Invest in a Columbus-Made Film Alongside the Legacy of the Coen Brothers, Sam Raimi, James Cameron, George Miller and many more.

Cory Stonebrook <yeahyeahyeahfilms@gmail.com>
to info

Thu, Apr 2, 3:00 PM

Dear Dr. Pagé, Dr. Anderson, Dr. Shellhart, and Dr. Park

I'm reaching out because dentists like you have quietly helped launch some of the most notable films and directors in cinematic history—and now there's an exciting and rare opportunity to do the same right here in Columbus.

***Ghost in Indiana*, an upcoming feature by Yeah Yeah Yeah Films, is a Columbus-shot film written and directed by a team of Ohio-born filmmakers.** The project will be shot entirely in Ohio, bringing local crew jobs, cast hires, and creative capital into our community.

You may not know, but dentists were among the early backers of:

- The Coen Brothers' debut, *Blood Simple*. (They went on to direct *The Big Lebowski, True Grit, No Country for Old Men,* and *Fargo)*
- Sam Raimi's cult hit, *The Evil Dead*. (He went on to direct the original *Spider-Man* trilogy)
- George Miller's breakout hit, *Mad Max*. (He went on to direct Mad-Max: Fury Road, Happy Feet 1&2)
- James Cameron's first short film, *Xenogenesis*. (He went on to direct *Avatar, Titanic, Terminator 1&2*)

Today, many women-led and diverse-driven projects are already being funded through similar small-investor networks; 'Ghost in Indiana' is part of that next generation of independent filmmaking.

These early-stage investments helped launch careers that went on to win Oscars, define genres, and become some of the most financially successful films of all time. *Ghost in Indiana* offers a similar opportunity: to get in early with a passionate, Ohio-rooted creative team and help shape a project that could become a meaningful part of Columbus's cultural and film-making story.

Supporting this film isn't just about backing a movie—it's about helping put Columbus on the map as a place where distinctive voices and local talent are taken seriously. Down the line, that can mean lasting creative impact, community visibility, and even future opportunities for local crew, artists, and collaborators who grow alongside the project.

We've set up a simple, transparent way to learn more through our offering page on WeFunder, where you can also make a non-binding reservation of interest during our current Testing-the-Waters phase:👉 **https://wefunder.com/ghostinindianafilm**

If you're open to a brief call, we'd love to schedule a meeting to answer any questions about the film, the team, or the Columbus-based production plan.

Thank you for your time and for all you do to support our community—

Best regards,

Yeah Yeah Yeah Films

Cory Stonebrook <yeahyeahyeahfilms@gmail.com>
to info

Fri, Apr 17, 1:00 PM (4 days ago)

Dear Dr. Pagé, Dr. Anderson, Dr. Shellhart, and Dr. Park

I wanted to briefly follow up on my note about Ghost In Indiana, our Columbus-shot feature film.

If you're open to even a 10–15 minute call, we'd love to walk through the project so you can determine whether this opportunity is a good fit!

Warmly,

Yeah Yeah Yeah Films

Reply | Forward

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Cory Stonebrook <yeahyeahyeahfilms@gmail.com> Mon, Apr 6, 3:15 PM
to office, arlington

Dear Drs.Tzagournis, Bell, Simon and Walton

I'm reaching out because dentists like you have quietly helped launch some of the most notable films and directors in cinematic history—and now there's an exciting and rare opportunity to do the same right here in Columbus.

***Ghost in Indiana*, an upcoming feature by Yeah Yeah Yeah Films, is a Columbus-shot film written and directed by a team of Ohio-born filmmakers.** The project will be shot entirely in Ohio, bringing local crew jobs, cast hires, and creative capital into our community.

You may not know, but dentists were among the early backers of:

- The Coen Brothers' debut, *Blood Simple*. (They went on to direct *The Big Lebowski, True Grit, No Country for Old Men,* and *Fargo)*
- Sam Raimi's cult hit, *The Evil Dead*. (He went on to direct the original *Spider-Man* trilogy)
- George Miller's breakout hit, *Mad Max*. (He went on to direct Mad-Max: Fury Road, Happy Feet 1&2)
- James Cameron's first short film, *Xenogenesis*. (He went on to direct *Avatar, Titanic, Terminator 1&2*)

These early-stage investments helped launch careers that went on to win Oscars, define genres, and become some of the most financially successful films of all time. *Ghost in Indiana* offers a similar opportunity: to get in early with a passionate, Ohio-rooted creative team and help shape a project that could become a meaningful part of Columbus's cultural and film-making story.

Supporting this film isn't just about backing a movie—it's about helping put Columbus on the map as a place where distinctive voices and local talent are taken seriously. Down the line, that can mean lasting creative impact, community visibility, and even future opportunities for local crew, artists, and collaborators who grow alongside the project.

We've set up a simple, transparent way to learn more through our offering page on WeFunder, where you can also make a non-binding reservation of interest during our current Testing-the-Waters phase: 👉 **https://wefunder.com/ghostinindianafilm**

If you're open to a brief call, we'd love to schedule a meeting to answer any questions about the film, the team, or the Columbus-based production plan.

Thank you for your time and for all you do to support our community—

Best regards,

Yeah Yeah Yeah Films

Cory Stonebrook <yeahyeahyeahfilms@gmail.com> Fri, Apr 17, 1:00 PM (4 days ago)
to office, arlington

Dear Drs.Tzagournis, Bell, Simon and Walton

I wanted to briefly follow up on my note about Ghost In Indiana, our Columbus-shot feature film.

If you're open to even a 10–15 minute call, we'd love to walk through the project so you can determine whether this opportunity is a good fit!

Warmly,

Yeah Yeah Yeah Films

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